UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

SHANDA INTERACTIVE ENTERTAINMENT LIMITED

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

81941Q2031

(CUSIP Number)

Tianqiao Chen
Shanda Media Limited
First Step Investments Limited
Premium Lead Company Limited
Qianqian Chrissy Luo
Silver Rose Investment Limited
Crystal Day Holdings Limited
Fortune Capital Holdings Enterprises Limited
Danian Chen
Shanda Investment International Ltd.
c/o Tianqiao Chen
Unit 403A, 4/F Golden Center
188 Des Voeux Road Central
Hong Kong
Telephone: +852 2851 0177

With a copy to:
Ling Huang, Esq.
Shearman & Sterling LLP
12th Floor East Tower, Twin Towers
B-12 Jianguomenwai Dajie
Beijing 100022, People’s Republic of China
Telephone: +86 10 5922 8000

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

October 15, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1           This CUSIP number applies to the Issuer’s American Depositary Shares, each of which represents two ordinary shares.

SCHEDULE 13D

CUSIP No. 81941Q203	Page 2 of 17 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tianqiao Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 60,000,000 Ordinary Shares 2
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 60,000,000 Ordinary Shares 2
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,000,000 Ordinary Shares 2
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.8% 3
14		TYPE OF REPORTING PERSON (See Instructions) IN

2	Solely as the sole shareholder of Shanda Media Limited.

3	Based on 109,446,480 Ordinary Shares outstanding as of October 14, 2011.

Page 2 of 17 Pages

SCHEDULE 13D

CUSIP No. 81941Q203	Page 3 of 17 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shanda Media Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 60,000,000 Ordinary Shares 4
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 60,000,000 Ordinary Shares 4
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,000,000 Ordinary Shares 4
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.8% 5
14		TYPE OF REPORTING PERSON (See Instructions) CO

4	Solely as a holder of 60% of the shares of First Step Investments Limited.

5	Based on 109,446,480 Ordinary Shares outstanding as of October 14, 2011.

Page 3 of 17 Pages

SCHEDULE 13D

CUSIP No. 81941Q203	Page 4 of 17 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) First Step Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 60,000,000 Ordinary Shares 6
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 60,000,000 Ordinary Shares 6
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,000,000 Ordinary Shares 6
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.8% 7
14		TYPE OF REPORTING PERSON (See Instructions) CO

6	Solely as a holder of 60% of the shares of Premium Lead Company Limited.

7	Based on 109,446,480 Ordinary Shares outstanding as of October 14, 2011.

Page 4 of 17 Pages

SCHEDULE 13D

CUSIP No. 81941Q203	Page 5 of 17 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Premium Lead Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 60,000,000 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 60,000,000 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,000,000 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.8% 8
14		TYPE OF REPORTING PERSON (See Instructions) CO

8	Based on 109,446,480 Ordinary Shares outstanding as of October 14, 2011.

Page 5 of 17 Pages

SCHEDULE 13D

CUSIP No. 81941Q203	Page 6 of 17 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Qianqian Chrissy Luo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,392,750 Ordinary Shares 9
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,392,750 Ordinary Shares 9
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,392,750 Ordinary Shares 9
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2% 10
14		TYPE OF REPORTING PERSON (See Instructions) IN

9
Solely as the sole shareholder of Silver Rose Investment Limited (these shares are held by Qianqian Chrissy Luo as legal guardian for her two minor children) and the sole shareholder of Fortune Capital Holdings Enterprises Limited.

10	Based on 109,446,480 Ordinary Shares outstanding as of October 14, 2011.

Page 6 of 17 Pages

SCHEDULE 13D

CUSIP No. 81941Q203	Page 7 of 17 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Silver Rose Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,938,212 Ordinary Shares 11
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,938,212 Ordinary Shares 11
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,938,212 Ordinary Shares 11
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9% 12
14		TYPE OF REPORTING PERSON (See Instructions) CO

11	Solely as the sole shareholder of Crystal Day Holdings Limited.

12	Based on 109,446,480 Ordinary Shares outstanding as of October 14, 2011.

Page 7 of 17 Pages

SCHEDULE 13D

CUSIP No. 81941Q203	Page 8 of 17 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Crystal Day Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,938,212 Ordinary Shares 13
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,938,212 Ordinary Shares 13
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,938,212 Ordinary Shares 13
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9% 14
14		TYPE OF REPORTING PERSON (See Instructions) CO

13	Consists of 11,922,412 Ordinary Shares and 7,900 ADSs.

14	Based on 109,446,480 Ordinary Shares outstanding as of October 14, 2011.

Page 8 of 17 Pages

SCHEDULE 13D

CUSIP No. 81941Q203	Page 9 of 17 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fortune Capital Holdings Enterprises Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,454,538 Ordinary Shares 15
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,454,538 Ordinary Shares 15
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,454,538 Ordinary Shares 15
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2% 16
14		TYPE OF REPORTING PERSON (See Instructions) CO

15	Represented by 1,227,269 ADSs held directly by Fortune Capital Holdings Enterprises Limited.

16	Based on 109,446,480 Ordinary Shares outstanding as of October 14, 2011.

Page 9 of 17 Pages

SCHEDULE 13D

CUSIP No. 81941Q203	Page 10 of 17 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Danian Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,156,270 Ordinary Shares 17
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,156,270 Ordinary Shares 17
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,156,270 Ordinary Shares 17
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% 18
14		TYPE OF REPORTING PERSON (See Instructions) IN

17	Solely as the sole shareholder of Shanda Investment International Ltd.

18	Based on 109,446,480 Ordinary Shares outstanding as of October 14, 2011.

Page 10 of 17 Pages

SCHEDULE 13D

CUSIP No. 81941Q203	Page 11 of 17 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shanda Investment International Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,156,270 Ordinary Shares 19
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,156,270 Ordinary Shares 19
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,156,270 Ordinary Shares 19
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% 20
14		TYPE OF REPORTING PERSON (See Instructions) CO

19	Consists of 198,000 Ordinary Shares and 479,135 ADSs.

20	Based on 109,446,480 Ordinary Shares outstanding as of October 14, 2011.

Page 11 of 17 Pages

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value $0.01 per share (the “Ordinary Shares”) including Ordinary Shares represented by American Depositary Shares (“ADSs”, each ADS representing two Ordinary Shares), of Shanda Interactive Entertainment Limited, a Cayman Islands company (the “Issuer”).  The Issuer’s principal executive offices are located at No. 208 Juli Road, Pudong New Area, Shanghai 201203, People’s Republic of China.

Item 2.	Identity and Background.

(a)
This Statement is being jointly filed by Tianqiao Chen (“Mr. Chen”), Shanda Media Limited (“Shanda Media”), First Step Investments Limited (“First Step”), Premium Lead Company Limited (“Premium Lead”), Qianqian Chrissy Luo (“Ms. Luo”), Silver Rose Investment Limited (“Silver Rose”), Crystal Day Holdings Limited (“Crystal Day”), Fortune Capital Holdings Enterprises Limited (“Fortune Capital”), Danian Chen and Shanda Investment International Ltd. (“Shanda Investment”, together, the “Reporting Persons” and each, a “Reporting Person”) pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “SEC”) under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Reporting Persons may, as among themselves, be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act.

(b)
The business address of Mr. Chen, Shanda Media, First Step, Premium Lead, Ms. Luo, Silver Rose, Crystal Day, Fortune Capital, Danian Chen and Shanda Investment is Unit 403A, 4/F Golden Center, 188 Des Voeux Road Central, Hong Kong.

(c)	Mr. Chen is the chairman of the board, the chief executive officer and the president of the Issuer. Additionally, Mr. Chen is a director of First Step and Premium Lead.

Shanda Media, a British Virgin Islands company, is a holding company formed solely for the purpose of holding the shares in First Step and arranging the related investment transactions.  Tianqiao Chen is the sole shareholder and sole director of Shanda Media.

First Step, a British Virgin Islands company, is a holding company formed solely for the purpose of holding the shares in Premium Lead and arranging the related investment transactions.  Shanda Media owns 60% of First Step.  Mr. Chen and Ms. Luo are the directors of First Step.

Premium Lead, a British Virgin Islands company, is a holding company formed solely for the purpose of holding the shares in the Issuer and arranging the related investment transactions.  First Step owns 60% of Premium Lead.  Mr. Chen, Ms. Luo and Danian Chen are the directors of Premium Lead.

Ms. Luo is a director of the Issuer and the wife of Mr. Chen.

Page 12 of 17 Pages

Silver Rose, a British Virgin Islands company, is a holding company formed solely for the purpose of holding the shares in Crystal Day and arranging the related investment transactions.  Ms. Luo is the sole shareholder of Silver Rose and is holding the shares as legal guardian for her two minor children.  Ms. Luo is the sole director of Silver Rose.

Crystal Day, a Hong Kong company, is a holding company formed solely for the purpose of holding the shares in the Issuer and arranging the related investment transactions.  Silver Rose is the sole shareholder and Ms. Luo is the sole director of Crystal Day.

Fortune Capital, a British Virgin Islands company, is a holding company formed solely for the purpose of holding the shares in First Step and arranging the related investment transactions.  Ms. Luo is the sole shareholder and sole director of Fortune Capital.

Danian Chen is the chief operating officer and a director of the Issuer and Shanda Investment.

Shanda Investment, a British Virgin Islands company, is a holding company formed solely for the purpose of holding the shares in Premium Lead and arranging the related investment transactions.  Danian Chen is the sole shareholder and sole director of Shanda Investment.

(d)-(e)
During the five years preceding the date of this filing, none of the Reporting Persons has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Chen and Danian Chen are citizens of the People’s Republic of China. Ms. Luo is a citizen of the Republic of Singapore.

Item 3.	Source and Amount of Funds or Other Consideration.

The Ordinary Shares that the Reporting Persons beneficially own were acquired (i) in connection with incorporation of the Issuer; (ii) through grants of Ordinary Shares pursuant to the Issuer’s 2003 Share Incentive Plan and 2005 Equity Compensation Plan; (iii) through market purchases using personal funds and via private transactions with third parties; (iv) through the transfer of Silver Rose from HSBC International Trustee Limited (“HKIT”), the trustee for the C&T Trust to Ms. Luo; (v) through the transfer of Ordinary Shares and ADSs from DBS Trustees Limited, the trustee for the Chi Feng Trust to Shanda Investment; and (vi) by way of gift.

Page 13 of 17 Pages

Mr. Chen has proposed to acquire all of the Ordinary Shares (including Ordinary Shares represented by ADSs) of the Issuer not currently beneficially owned (as determined under Rule 13d-3 of the Exchange Act) by himself, his wife Ms. Luo, who is also a non-executive director of the Issuer, and his brother Mr. Danian Chen, who is also the chief operating officer and a director of the Issuer (together, the “Buyer Group”), for $41.35 per ADS or $20.675 per Ordinary Share in cash (the “Proposed Transaction”).

The Buyer Group will form a transaction vehicle for the purpose of pursuing the Proposed Transaction, which is intended to be financed with debt.  The Buyer Group has held preliminary discussions with J.P. Morgan Securities (Asia Pacific) Limited (“J.P. Morgan”) about financing the Proposed Transaction and has received a “Highly Confident” letter from J.P. Morgan.  The Buyer Group may replace J.P. Morgan with one or more other lenders or bring in one or more additional lenders to fund a portion of such debt financing.  The Buyer Group expects that commitment for the required debt financing, subject to terms and conditions set forth therein, will be in place by the time the definitive documentation for the Proposed Transaction is signed.  Financing for the Proposed Transaction may also include an equity component, as well as rollover equity from certain shareholders including certain members of the Buyer Group.  In addition, the Buyer Group may bring in one or more additional third party investors or utilize all or a portion of the cash in the Company available at the closing of the Proposed Transaction to fund a portion of the purchase price.

The information set forth in or incorporated by reference in Items 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

Item 4.	Purpose of Transaction.

On October 15, 2011, Mr. Chen submitted a preliminary, nonbinding letter (the “Letter”) to the Issuer’s board of directors (the “Board”) relating to the Proposed Transaction.  In the Letter, Mr. Chen, among other things, (i) outlined his intent to move expeditiously to complete the Proposed Transaction as soon as practicable, (ii) reported to the Board on the state of his efforts in developing his proposal, (iii) requested that the Board approve the provision of confidential information relating to the Issuer and its business to him and potential sources of debt financing under a customary form of confidentiality agreement and (iv) requested the Board to establish a special committee of independent directors to consider the Proposed Transaction.

The description of the Letter in this Item 4 is qualified in its entirety by reference to the complete text of the Letter, which has been filed as Exhibit 99.2 to this Schedule 13D and which is incorporated by reference in its entirety into this Item 4.

If the Proposed Transaction is carried out and consummated, the ADS will no longer be traded on the NASDAQ Global Market and the Issuer’s obligation to file periodic reports under the Exchange Act would be terminated.  In addition, consummation of the Proposed Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the Board (as the surviving company in the merger) to consist solely of persons to be designated by the Buyer Group, and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company.  No assurance can be given that any proposal, any definitive agreement or any transaction relating to the Proposed Transaction will be entered into or be consummated.  The Letter provides that no binding obligation on the part of the Issuer or Mr. Chen shall arise with respect to the Proposed Transaction unless and until definitive agreements have been executed.

Page 14 of 17 Pages

Mr. Chen reserves his right to change his plans and intentions in connection with any of the actions discussed in this Item 4 including among others, the purchase price for the Proposed Transaction and the debt and/or equity financing arrangements.  Any action taken by Mr. Chen may be effected at any time or from time to time, subject to any applicable limitations imposed thereon by any applicable laws.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The following table sets forth the beneficial ownership of Ordinary Shares of the Issuer for each of the Reporting Persons as of October 14, 2011.

Name	Number of Ordinary Shares	Percentage of Total	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Tianqiao Chen(1)	60,000,000	54.8%	60,000,000	--	60,000,000	--
Shanda Media (2)	60,000,000	54.8%	60,000,000	--	60,000,000	--
First Step (2)	60,000,000	54.8%	60,000,000	--	60,000,000	--
Premium Lead (2)	60,000,000	54.8%	60,000,000	--	60,000,000	--
Ms. Luo (3)	14,392,750	13.2%	14,392,750	--	14,392,750	--
Silver Rose (3)	11,938,212	10.9%	11,938,212	--	11,938,212
Crystal Day (3)	11,938,212	10.9%	11,938,212	--	11,938,212	--
Fortune Capital (3)	2,454,538	2.2%	2,454,538	--	2,454,538	--
Danian Chen (4)	1,156,270	1.1%	1,156,270	--	1,156,270	--
Shanda Investment (4)	1,156,270	1.1%	1,156,270	--	1,156,270	--

Page 15 of 17 Pages

(1)	Represents 60,000,000 Ordinary Shares owned directly by Premium Lead.

(2)
Tianqiao Chen is the sole shareholder of Shanda Media, which owns 60% of First Step.  First Step owns 60% of Premium Lead, which directly owns 60,000,000 Ordinary Shares.  In addition, Tianqiao Chen is a director of First Step and Premium Lead.  Mr. Chen has voting and dispositive control over the Ordinary Shares held by Premium Lead.  Mr. Chen is thereby deemed to have beneficial ownership of such Ordinary Shares.

(3)
Ms. Luo is the sole shareholder of Fortune Capital, which directly owns 1,227,269 ADSs, representing 2,454,538 Ordinary Shares.  Ms. Luo is the sole shareholder of Silver Rose, which in turn is the sole shareholder of Crystal Day, which directly owns 11,938,212 Ordinary Shares, consisting of 7,900 ADSs.  Ms. Luo has voting and dispositive control over the Ordinary Shares held by Fortune Capital and Silver Rose.

(4)
Danian Chen is the sole shareholder of Shanda Investment, which directly owns 1,156,270 Ordinary Shares, consisting of 479,135 ADSs.  Danian Chen has voting and dispositive control over the Ordinary Shares held by Shanda Investment and is thereby deemed to have beneficial ownership of such Ordinary Shares.

(c)
Except as disclosed in Item 6 below, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares during the past sixty (60) days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Chen is the sole shareholder of Shanda Media, which owns 60% of First Step.  First Step owns 60% of Premium Lead.  Tianqiao Chen is a director of First Step and Premium Lead.  Premium Lead directly owns 60,000,000 Ordinary Shares.  Mr. Chen has voting and dispositive control over the Ordinary Shares held by Premium Lead.

Ms. Luo is the sole shareholder of Fortune Capital, which directly owns 1,227,269 ADSs, representing 2,454,538 Ordinary Shares.  Ms. Luo is the sole shareholder of Silver Rose, which in turn is the sole shareholder of Crystal Day, which directly owns 11,938,212 Ordinary Shares, consisting of 7,900 ADSs.  Ms. Luo has voting and dispositive control over the Ordinary Shares held by Fortune Capital and Silver Rose.

Danian Chen is the sole shareholder of Shanda Investment, which directly owns 1,156,270 Ordinary Shares, consisting of 479,135 ADSs.  Danian Chen has voting and dispositive control over the Ordinary Shares held by Shanda Investment.

Page 16 of 17 Pages

On October 20, 2011, pursuant to an arrangement between Ms. Luo and HKIT, the one share outstanding in Silver Rose was transferred to Ms. Luo.  Ms. Luo holds this share as legal guardian for her two minor children.

On or around October 20, 2011, pursuant to certain arrangement between Shanda Investment and DBS Trustees Limited (“DBS”), trustee to the Chi Feng Trust, 1,156,270 Ordinary Shares (consisting of 479,135 ADSs) held by DBS were transferred to Shanda Investment.

Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement by and among the Reporting Persons dated October 24, 2011.
99.2
Letter to the Board of Directors of Shanda Interactive Entertainment Limited, dated October 15, 2011 (incorporated by reference to Exhibit A of the Current Report on Form 6-K, filed by Shanda Interactive Entertainment Limited on October 17, 2011).

99.3	Instrument of Transfer between Ms. Luo and HKIT.
99.4	Instrument of Transfer between Shanda Investment and DBS.
99.5	Instruction Letter Regarding Transfer of ADSs from DBS to Shanda Investment.

Page 17 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

October 24, 2011

TIANQIAO CHEN

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen

SHANDA MEDIA LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

FIRST STEP INVESTMENTS LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

PREMIUM LEAD COMPANY LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

QIANQIAN CHRISSY LUO

By:	/s/ Qianqian Chrissy Luo
	Name:	Qianqian Chrissy Luo

SILVER ROSE INVESTMENT LIMITED

By:	/s/ Qianqian Chrissy Luo
Qianqian Chrissy Luo
Director

CRYSTAL DAY HOLDINGS LIMITED

By:	/s/ Qianqian Chrissy Luo
Qianqian Chrissy Luo
Authorized Signatory

[Shanda – 13D Signature Page]

FORTUNE CAPITAL HOLDINGS ENTERPRISES LIMITED

By:	/s/ Qianqian Chrissy Luo
	Name:	Qianqian Chrissy Luo
	Title:	Director

DANIAN CHEN

By:	/s/ Danian Chen
	Name:	Danian Chen

SHANDA INVESTMENT INTERNATIONAL LTD.

By:	/s/ Danian Chen
Danian Chen
Director

[Shanda – 13D Signature Page]

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement by and among the Reporting Persons dated October 24, 2011.

99.2
Letter to the Board of Directors of Shanda Interactive Entertainment Limited, dated October 15, 2011 (incorporated by reference to Exhibit A of the Current Report on Form 6-K, filed by Shanda Interactive Entertainment Limited on October 17, 2011).

99.3	Instrument of Transfer between Ms. Luo and HKIT.

99.4	Instrument of Transfer between Shanda Investment and DBS.

99.5	Instruction Letter Regarding Transfer of ADSs from DBS to Shanda Investment.